SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 19 July 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

July 19, 2010

UPDATE ON GULF OF MEXICO OIL SPILL

BP today provided an update on developments in the response to the MC252 oil well incident in the Gulf of Mexico.

Subsea Source Control and Containment

BP continues to work cooperatively with the guidance and approval of the National Incident Commander and the leadership and direction of federal government including the Department of Energy, Department of the Interior, Federal Science Team, Bureau of Ocean Energy, Management, Regulation and Enforcement, U.S. Coast Guard and secretaries Ken Salazar and Steven Chu. At this time, the well integrity test on the MC252 exploratory well continues.

During the test, the three ram capping stack has been closed, shutting in the well. All sub-sea containment systems (namely, the Q4000 and Helix Producer systems) have been temporarily suspended.

The pressure inside the well recently has been measured at approximately 6,792 pounds per square inch and continues to rise slowly. As directed by the National Incident Commander, extensive monitoring activities are being carried out around the well site. Information gathered during the test is being reviewed with the government agencies, including the Federal Science Team, to determine next steps. Depending upon the results of the test and monitoring activities, these steps may include extending the well integrity test or returning to containment options.

Should the test conclude, the Q4000 is expected to resume capturing and flaring oil and gas through the existing system. It has been capturing and flaring an average of 8,000 barrels a day (b/d) of oil in recent weeks. The Helix Producer also is expected to be available to resume capturing oil and flaring gas through the recently installed floating riser system. It has the capacity to capture approximately 20,000 - 25,000 b/d of oil.

Plans continue for additional containment capacity and flexibility that are expected to ultimately increase recoverable oil volumes to 60,000-80,000 b/d.

The sealing cap system and many of the other containment systems have never before been deployed at these depths or under these conditions, and their efficiency and ability to contain or flare the oil and gas cannot be assured.

To date, the total volume of oil collected or flared by the containment systems is approximately 826,800 barrels. Information on the subsea operational status is updated daily on BP's website,
www.bp.com
.

Work on the first relief well, which started May 2, continues. The well reached a depth of 17,864 feet as of July 18th and the next scheduled operation is to carry out a ranging run. The first relief well has approached its last casing end point and, following the casing set, additional ranging runs will be used to guide the drill bit to a MC252 well intercept point. After interception, operations are expected to begin to kill the flow of oil and gas from the reservoir by pumping specialized heavy fluids down the relief well.

The second relief well, which started May 16, is at a measured depth of 15,874 feet and has been temporarily halted so as not to interfere with the ranging runs being performed in the first relief well.

Although uncertainty remains, the first half of August remains the current estimate of the most likely date by which the first relief well will be completed and kill operations performed.

Surface Spill Response as of July 17

Work continues to collect and disperse oil that has reached the surface of the sea, to protect the shoreline of the Gulf of Mexico, and to collect and clean up any oil that has reached shore.

Approximately 43,100 personnel, more than 6,470 vessels and dozens of aircraft are engaged in the response effort.

Operations to skim oil continued over the weekend. These operations have recovered, in total, approximately 807,143 barrels (33.9 million gallons) of oily liquid. In addition, a total of 408 controlled burns have been carried out to date, removing an estimated 261,904 barrels of oil (11 million gallons) from the sea's surface.

The total length of containment boom deployed as part of efforts to prevent oil from reaching the coast is now almost 3.36 million feet (681.8 miles).

Additional information

To date, almost 116,000 claims have been submitted and more than 67,500 payments have been made, totalling $207 million.

The cost of the response to date amounts to approximately $3.95 billion, including the cost of the spill response, containment, relief well drilling, grants to the Gulf states, claims paid, and federal costs. On June 16, BP announced an agreed package of measures, including the creation of a $20 billion fund to satisfy certain obligations arising from the oil and gas spill. It is too early to quantify other potential costs and liabilities associated with the incident.

---

BP Press Office London: +44 20 7496 4076
BP Press office, US: +1 281 366 0265
www.bp.com/gulfofmexicoresponse

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  19 July 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary